SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.  Press Release: Prana Biotechnology Announces Appointment of Independent Director

Prana Biotechnology Announces Appointment of Independent Director

Melbourne – January 14, 2010: Prana Biotechnology (NASDAQ:PRAN; ASX:PBT) today announced the appointment of  Paul Marks as a Director of the Company.

Mr. Marks has extensive experience in healthcare and mining investment, foreign exchange and commodities trading. He was Vice-President of Foreign Exchange with Prudential-Bache Securities and Senior FX Strategist with National Australia Bank. Since the mid-1990’s, Mr. Marks has specialized in identifying embryonic opportunities in listed and unlisted companies.  A chemical engineer and mathematician by training, Mr. Marks holds a Bachelor of Chemical Engineering and a Masters in Applied Finance.

Mr. Marks has been a large shareholder in Prana for several years and has participated in a number of the Company’s financings.  Geoffrey Kempler, Prana’s CEO and Chairman, said, “We are very pleased to have Paul join Prana’s Board of Directors. His proprietary interests as a long term shareholder, his knowledge of the capital markets and his commitment to Prana’s success make Paul a valued asset on our Board’.

Mr. Marks is also a director of Conquest Mining Limited (ASX: CQT) and is on the Board of several unlisted private companies.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer’s Disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002.  Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

Contacts:
Investor Relations	Media Relations
Leslie Wolf-Creutzfeldt	Stacy Dimakakos
T: 646-284-9472	T: 646-284-9417
E: leslie.wolf-creutzfeldt@us.grayling.com	E: stacy.dimakakos@us.grayling.com

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934.  The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.  Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts.  Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other  risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K.  Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release.  Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Prana Biotechnology Limited
+61 3 9349 4906

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: January 14, 2010